Offering Statement for Atmospheric Water Solutions, LLC (“AquaBoy”)

Paul Riss:	paul@netcapital.com

The Company

1. **What is the name of the issuer?**

Atmospheric Water Solutions, LLC

12260 S.W. 53rd Street
Suite 603
Cooper City, FL 33330

Eligibility

2. **The following are true for Atmospheric Water Solutions, LLC:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Al Johnston

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   CFO, Atmospheric Water Solutions, LLC - 2017 - Present CFO, Atmospheric Water Solutions, Inc - 2016- 2017 CFO, COO, & VP of Finance and Operations, U.S. Gas & Electric - 2003 - 2015. Al's prior experiences over the past 25 years include computer products, reverse mortgages, medical supplies, banking and retail energy.

   Name
   Reid Goldstein

   Principal occupation and employment responsibilities during at least the last three (3) years with

start and ending dates

Executive Vice President & Board Member, Atmospheric Water Solutions, LLC - 2017 - Present Executive Vice President & Board Member, Atmospheric Water Solutions, Inc - 2016- 2017 President, Capstone Industries, Inc. - 2007 - 2014. Entrepreneurial Consultant, Alacer Corp. Entrepreneurial Consultant, Beach Brew Beverage Entrepreneurial Consultant, Capstone Industries Entrepreneurial Consultant, Cool Fruits, Inc. Entrepreneurial Consultant, nSpired Natural Foods. President & Founding Partner, Flotool/Snapware - 1989 - 1996. Reid's prior experience includes launching the following products: ArmorAll, Eco i Lite, Emergen C, Keller Aluminum Ladder, Kraco Cordless Telephone, Maranatha Organic Peanut Butter, Simple Green, Skinny Corn Chips, Snapware, STP Tools, Super Glue and Takeya Flash Chill Iced Tea Maker.

Name

Doug Marcille

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Member & CEO, Aquarius Brands - 2016 - Present Managing Member & CEO, Atmospheric Water Solutions, LLC - 2017 - Present Managing Member & CEO, Atmospheric Water Solutions, Inc - 2016- 2017 CEO, U.S. Gas & Electric, Inc., - 2004 - 2014. Doug's prior experience includes various leadership positions in technology, logistics and international consulting companies, including Senior Manager with Ernst and Young. Specialties include high growth companies, team building, sales channels, finance, accounting and mergers and acquisitions. He has a law degree from Boston University School of Law and a BSBA degree in accounting from the University of Rhode Island (summa cum laude).

Name

Joseph Smith

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Board Member, Atmospheric Water Solutions, LLC - 2017 - Present Board Member, Atmospheric Water Solutions, Inc - 2016- 2017 Director, Cassel Salpeter & Co - 2011 - Present Joey has more than 30 years of experience in the capital markets and securities industry in South Florida. Joey provides the firm's clients with his expertise in middle-market investment banking and advisory services to private and public companies. The tenured investment banker has structured, negotiated, and executed on numerous capital raising and merger and acquisition transactions with institutional and high net worth investors, with an aggregate transaction value exceeding $1 Billion. Prior to joining Cassel Salpeter, Joey was a Senior Vice President of Catalyst Financial and a principal and head of investment banking for Capital City Partners. Joey began his middle-market investment banking career in 1990 at First Equity Corporation of Florida, where he was a principal and managing director. He was initially trained by Merrill Lynch and Shearson Lehman Brothers. He received a bachelor's degree from Hobart and William Smith Colleges, in Geneva, NY. Joey has also served on many local and national boards of directors within the for-profit and philanthropic community.

Name

Steve Spiro

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Board Member, Atmospheric Water Solutions, LLC - 2017 - Present Board Member, Atmospheric Water Solutions, Inc - 2016- 2017 CEO, Halotherapy Solutions - 2015 - Present Steve has over 40 years of highly successful business expertise, blending 15 years working at large consumer electronics/technology companies and 25 years with entrepreneurial businesses; in multiple executive roles and as an angel investor. He was on the original startup team of Audible.com which was sold to Amazon.com. Steve graduated from the University of Rhode Island (URI) in 1978 with his B.S. in Marketing and with his MBA from URI in 1980.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

   ### AWS Holdings LLC dba Aquarius Brands

Securities:	8,900,632
Class:	Class A Member Unit
Voting Power:	98.9%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Overview Atmospheric Water Solutions, LLC (the "Company") designs, builds, and sells appliances that make water from air for residential and commercial drinking water applications based on patented, patent-pending, and proprietary technologies. The Company currently has two product lines for sale. Both of which are intended for worldwide distribution. The AquaBoy® Pro II and Crystal Wave™ line produces up to 5 gallons of water per day and are for home and office use. The AquaBoy® commercial line is designed to produce from 30 to 3,000 gallons of water per day and to be for commercial and industrial use. The Company has two other products currently available as Engineer-to-Order due to the degree of customization required. These units are mobile and should produce from 600 to 1,500 gallons of water per day. The Company is in the process of developing a countertop model called the AquaBoy® Pro Compact. This unit is planned to be the size of a large microwave oven and should produce up to 2 gallons of water per day. We believe the AquaBoy® Pro Compact should be one of the company's largest opportunities and should contribute a significant amount of sales and gross profits. All products use replaceable filters that should provide the Company with aftermarket revenue streams. Technology The air-to-water technology systems are designed to produce water from the atmosphere by using a condensing surface and a unique and proprietary filtration system that removes dust, airborne particles, and bacteria to generate clean drinking water. The technology of using a condensing surface to extract water from the air has been proven and in use for many years. Some familiar applications include air conditioners and dehumidifiers. The Company's water generating systems are designed to produce clean drinking water by extracting moisture from the ambient air. The ambient air enters the appliance through an air filter, passing the moisture-rich air across condensing coils where water condenses and is collected into a water treatment system that is designed to continuously filter, sanitize and hold the water for dispensing. Since atmospheric water begins with less organic, inorganic, pharmaceutical, and/or biological impurities than groundwater, safer and cleaner water may be produced by the Company's technology with less processing and added chemicals required by some water utilities and bottling companies. Atmospheric water vapor is an abundant resource that can be used with no negative environmental impacts. These products are powered by the standard household or industrial electric supply from renewable or conventional generation sources. The performance of all products is based on the relative humidity and temperature of the atmosphere. Note that this atmosphere may be either outside air or air which is exclusively within a greenhouse or other structure. Sales and Marketing We believe a clean and safe water market opportunity exists for our atmospheric water generators. This technology can provide an alternative solution to the world's shortage of freshwater and can, in various geographical settings, provide high quality, cleaner, safer, and/or less expensive drinking water than the current market –all by using sustainable technology that uses no groundwater. Our target markets for the air-to-water systems are businesses, governments (such as military, FEMA, etc.), and people who are situated in the geographic regions where the ambient humidity is in a range of 20% to 95%, and in a temperature range of 50 to 90+ degrees Fahrenheit. Our models should reach the highest efficiency and highest yield within these ranges. We currently market all our products through independent domestic and international wholesale distributors and global retailers. In addition, we do direct sales on an inbound inquiry basis. We also have agent agreements in place, which compensate the agent for revenues directly associated with introductions and referrals to new distributors or significant customers. The Company strives to continue being very careful in choosing distribution partners to make sure that they should have the proper infrastructure for positive customer experience. Competitive Advantage Based on our research, the Company believes there are approximately ten companies experimenting with the technology of water generation, of which approximately eight are direct, active competitors at this time. Control of bacteria, metal oxides, and waterborne organisms in the field of atmospheric water generation create a technological challenge and this is deemed to be a substantial barrier for others to enter this field. Also, the AquaBoy® and Crystal Wave™ machines are among the only mass-market AWG's in the world that are UL listed. The Company is one of the leaders in the industry as supported by our numerous global awards and highlighted by our approved vendor and/or supplier status with the following partial list of existing channels: Air2O Bahamas; Global Industrial; Hammacher Schlemmer; The Home Depot; Maghdeem Group; Office Depot; OHM International; and Unbeatable Sale. Research and Development The Company is dedicated to research and development and plans to continue research and development efforts to create new products while improving the efficiencies associated with our water production, increasing water storage capacity, expanding the effectiveness of filtration devices, and enhancing energy efficiency. New planned products include the Pro Compact and European model (CE). New planned features include increased storage and lower humidity threshold. New planned designs include External design - Pininfarina, Internal design -Concepto.

AquaBoy currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Atmospheric Water Solutions, LLC speculative or risky:**

1. WE ARE SUBJECT TO EARLY STAGE COMPANY RISKS. The Company has a limited operating history and has primarily engaged in operations relating to the development of its atmospheric water generation technologies, business plan and sales channels. We are subject to many of the risks common to such enterprises, including the ability of the Company to implement its business plan, market acceptance of its proposed business, under-capitalization, cash shortages, limitations with respect to personnel, financing and other resources, and uncertainty of the Company's ability to generate revenues. There can be no assurance that the Company's activities will be successful or result in significant revenues or profit for the Company, and the likelihood of the Company's success must be considered in the light of the stage in its development. The Company believes it has engaged professionals and consultants experienced in the type of business contemplated by the Company; however, there can be no assurance that the predictions, opinions, analyses, or conclusions of such professionals will prove to be accurate. In addition, no assurance can be given that the Company will be able to consummate its business strategy and plans or that financial or other limitations may not force the Company to modify, alter, significantly delay, or significantly impede the implementation of such plans or the Company's ability to continue operations. If the Company is unable to successfully implement its business strategy and plans, investors may lose their entire investment in the Company. Potential investors should also be aware of the difficulties normally encountered developing water technology companies. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with our business plan. These potential problems include, but are not limited to, unanticipated problems relating to product development, manufacturing, operations and distribution, and additional costs and expenses that may exceed current estimates.

2. THERE IS SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN. The accompanying financial statements have been reviewed for conformity with the generally accepted accounting principles in the United States of America and our results for each year of operation show substantial losses. The Company has sought out additional investment to raise additional funds. However, there are no assurances that the Company will continue as a going concern without obtaining additional funding. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. [Our independent accountants have expressed substantial doubt about our ability to continue as a going concern given our recurring losses from operations and net stockholder's deficit. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise.]

3. PRODUCT SUCCESS IS UNCERTAIN The Company designs, builds and sells appliances that make water from air for residential and commercial drinking water applications based on patented, patent pending and proprietary technologies. The Company currently has two product lines for sale. Both of which are constructed for worldwide distribution. The AquaBoy® Pro II and Crystal Wave™ line produces up to 5 gallons of water per day and are for home and office use. The AquaBoy® line produces from 30 to 3,000 gallons of water per day and are for commercial and industrial use. The Company has two other products currently available as Engineer-to-Order due to the degree of customization required. These units are mobile and produce from 600 to 1,500 gallons of water per day. The Company is in the process of developing a groundbreaking countertop model called the AquaBoy® Pro Compact. This unit will be the size of a large microwave oven and will produce up to 2 gallons of water per day. We believe the AquaBoy® Pro Compact is one of the company's largest opportunities and will contribute a significant amount of sales and gross profits and is reflected as such in our financial forecast. All products use replaceable filters that provide the Company with aftermarket revenue streams. There is no assurance that these products will generate sufficient sales to ensure success. We cannot make any assurances that any of our models will generate enough revenues to enable us to be profitable. Furthermore, we cannot make any assurances that we will be successful in addressing these risks. If we are not, our business, results of operations and financial condition will be materially adversely affected.

4. IF WE ARE UNABLE TO ESTABLISH SALES AND MARKETING CAPABILITIES OR BUILD A PRODUCTIVE NETWORK OF DISTRIBUTORS TO SELL AND MARKET PRODUCTS WE DEVELOP, WE MAY NOT BE ABLE TO GENERATE PRODUCT REVENUE. We currently have a limited organization for the sales, marketing and distribution of our products. We anticipate that we will seek to enter into additional distribution agreements or other arrangements with third parties to

market our products. If we are unable to successfully build a productive network of distributors, we would have to build sales, marketing, managerial and other non-technical capabilities and develop, train and or manage a sales force, all of which would cause us to incur substantial additional expenses. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

5. IMPACT OF COV-19 The Coronavirus ("COVID-19") pandemic started in China in late 2019 and has spread throughout the world. We continue to deal with the adverse impacts of COVID-19 on our ability to execute our business plan, financial performance, product development, manufacturing, shipping, spare parts and filter supplies, capital raising, and marketing, etc. Our results will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, our results may be materially adversely affected. Globally, our markets are undergoing unprecedented restrictions on personal and business activity and liquidity and consumption are scarce. Chinese factories are now largely back online, but the supporting supply chain has not yet resumed full operation. It is still our understanding that it will be several months before a semblance of normality occurs. Stateside, we have experienced a historical shutdown across all aspects of life that could last indefinitely. Furthermore, when markets do partially and even fully re-open, people and businesses will not resume pre-Covid-19 consumption levels while we are experiencing a continuing pandemic. Although there has been some easing of restrictions, some have been reimposed and there is no assurance that others will not be re-imposed. All of the above has resulted in severe stress on our finances and personnel. We are low on inventory and do not expect to receive more for several months. We have deferred the start dates of our new hires and the shipping dates for some of our sales. Expenses have been cut to the bare minimum so that we have the best chance to make it through these difficult circumstances.

6. CURRENCY FLUCTUATIONS MAY MAKE OUR PRODUCTS UNCOMPETITIVE IN SOME IMPORTANT GEOGRAPHIES If the local currency of our contract manufacturers becomes too strong, it may not be possible to sell our products at a profit in regions where significant potential purchasers exist. Additionally, as the US Dollar gains strength in relationship to the local currency of potential purchasers, the cost of our equipment to the purchaser increases.

7. INTERNATIONAL REGULATION MAY ADVERSELY AFFECT OUR PLANNED PRODUCT SALES As a part of our marketing strategy, we plan to market and sell our products internationally. In addition to regulation by the U.S. government, those products will be subject to environmental and safety regulations in each country in which we market and sell. Regulations will vary from country to country and will vary from those of the United States. The difference in regulations under U.S. law and the laws of foreign countries may be significant and, in order to comply with the laws of these foreign countries, we may have to implement manufacturing changes or alter product design or marketing efforts. Any changes in our business practices or products will require response to the laws of foreign countries and will result in additional expense to the Company and either reduce or delay product sales. Additionally, we may be required to obtain certifications or approvals by foreign governments to market and sell the products in foreign countries. We may also be required to obtain approval from the U.S. government to export the products. If we are delayed in receiving, or are unable to obtain import or export clearances, or if we are unable to comply with foreign regulatory requirements, we will be unable to execute our complete marketing strategy.

8. IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR TECHNOLOGY, OR IF WE INFRINGE THE RIGHTS OF OTHERS, WE MAY NOT BE ABLE TO DEFEND OUR MARKETS OR TO SELL OUR PRODUCTS. The Company's success may depend in part on its ability to continue and expand its patent protection both in the United States and in other countries for our products. Due to evolving legal issue and standards relating to the patentability, validity, and enforceability of patents covering the Company's products and the scope of claims made under its patents, the Company's ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any assigned or issued patents may not provide the Company with sufficient protection for its products or provide sufficient protection to afford the Company a commercial advantage against competitive products or processes. The Company's success may also depend in part on its ability to operate without

infringing the proprietary rights of third parties. The manufacture, use or sale of the Company's products may infringe on the patent rights of others. Likewise, third parties may challenge or infringe upon the Company's existing or future patents. Proceedings involving the Company's patents, patent applications, patents which have been assigned to the Company or those of others could result in adverse decisions regarding: the patentability of the Company's inventions relating to its products; and/or the enforceability, validity, or scope of protection offered by the Company's patents relating to its products. There could also be existing patents of which the Company is unaware that its products may inadvertently infringe. If the Company loses a patent infringement lawsuit, the Company could be prevented from selling its products unless it can obtain a license to use technology or inventions covered by that patent or are able to redesign the product to avoid infringement. A license may not be available to the Company on acceptable terms, or at all, and the Company may not be able to redesign its product to avoid any infringement. If the Company is not successful in obtaining a license or redesigning our product, the Company may be unable to sell its product and the business would suffer. Litigation may be necessary for the Company to enforce the patents owned and applied for (if they are awarded), copyrights, trademarks, or other intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. This type of litigation could result in the expenditure of significant financial and managerial resources and could result in injunctions preventing the Company from distributing certain products. Such claims could materially adversely affect the business, financial condition, and results of operations.

9. INTELLECTUAL PROPERTY RISKS We have development work which we believe has the potential for utility patent protection and we have existing design work which we are currently in the process of patenting and trademarking. We will evaluate our business benefits in pursuing such patents in the future. We plan to protect all our development and design work with confidentiality agreements with our engineers, employees and any outside contractors. However, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property or technology or otherwise develop a product with the same functionality. Policing unauthorized use of our intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology or intellectual property, particularly in foreign countries where we plan to do business or where our products will be sold or used, where the laws may not protect proprietary rights as fully as do the laws of the United States or where the enforcement of such laws is not common or effective.

10. LOSS OF KEY PERSONNEL CRITICAL FOR MANAGEMENT DECISIONS WOULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS Our success depends upon the continued contributions of our executive officers and/or key employees, particularly with respect to providing the critical management decisions and contacts necessary to manage product development, marketing, and growth within our industry. Competition for qualified personnel can be intense and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to attract and retain these personnel. The loss of the services of any of our executive officers or other key employees for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

11. SIGNIFICANT REPAIR AND/OR REPLACEMENT WITH RESPECT TO PRODUCT WARRANTY CLAIMS OR PRODUCT RECALLS COULD HAVE A MATERIAL ADVERSE IMPACT ON THE RESULTS OF OPERATIONS. We provide a limited warranty for our products or components for periods ranging from one to five years. Significant warranty claims could have a material adverse effect on our results of operations.

12. THE COMPANY'S STRATEGIES FOR DEVELOPMENT OF THE BUSINESS MIGHT NOT BE SUCCESSFUL. The Company is currently evaluating potential product development strategies for its business. It may take several years, if ever, for the Company to achieve cumulative positive cash flow. The Company could experience significant difficulties in executing its business plan, including: inability to successfully implement the Company's business plan; changes in market conditions; inability to obtain necessary financing; delays in completion of the Company's projects or their underlying technologies; inaccurate cost estimates; changes in government or political reform; or the Company may not benefit from the proposed projects as the Company expected. The Company's inability to develop its proposed products will adversely

affect the Company's business cash flows and have a material adverse effect on the Company's ability to meet the Company's working capital requirements.

13. DELAYS OR INTERRUPTIONS IN THE MANUFACTURING AND DELIVERY OF OUR ATMOSPHERIC WATER GENERATOR BY OUR SOLE SOURCE CHINESE MANUFACTURER MAY HARM OUR BUSINESS. Our products are built by a single manufacturer in China. Our reliance on a sole manufacturer, particularly a Chinese manufacturer, involves risk, including a potential inability to obtain an adequate supply of appliances and limited control over pricing, quality and timely delivery of products. In addition, replacing this manufacturer may be difficult and could result in an inability or delay in obtaining products. We cannot assure you that this manufacturer will be able to provide the products in quantities that are sufficient to meet demand or at all, in a timely manner, which could result in decreased revenues and loss of market share. Relations between the United States and China South Korea have been tense over recent years. We cannot assure you as to whether or when this situation will be resolved or change abruptly as a result of current or future events. An adverse change in economic or political conditions in China or in its relations with the United States could have a material adverse effect on our Chinese manufacturer and our Company.

14. LOSS OF ANY ONE OR MORE OF OUR SUPPLIERS WOULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS. Our success is highly dependent upon the future support and services of suppliers. We will be solely dependent on their support to provide enough inventories to meet our purchase orders. If our suppliers are not able to supply our manufacturer with products to meet the demands of our purchase orders, our business will most likely fail.

15. OUR PRODUCTS MAY BE SUBJECT TO FUTURE PRODUCT LIABILITY CLAIMS. SUCH PRODUCT LIABILITY CLAIMS COULD RESULT IN EXPENSIVE AND TIME-CONSUMING LITIGATION AND PAYMENT OF SUBSTANTIAL DAMAGES. The development, testing, marketing, sale and use of new products runs a risk that product liability claims may be asserted against us if it is believed that the product has caused injury. We cannot make assurances that claims, suits or complaints relating to the use of our products will not be asserted against us in the future. If a product liability claim asserted against us was successful, we may be required to limit commercialization of our technology. Regardless of merit or outcome, claims against us may result in significant diversion of our management's time and attention, expenditure of large amounts of cash on legal fees, expenses and damages and a decreased demand for our products. We cannot make any assurances that we will be able to acquire or maintain insurance coverage at a reasonable cost or insufficient amounts to protect us. The atmospheric water generators are designed to facilitate potable safe drinking water. If the technology fails to work as designed, customers may bring claims against us. Despite limitations on such claims, such claims can be costly and time consuming which could have a material adverse effect on our operations, even if we are found not to have been at fault.

16. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

17. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of

1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Atmospheric Water Solutions, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The proceeds will be used to manufacture inventory for sale, continued development of the AquaBoy Pro Compact product and fund sales and marketing programs, infrastructure growth and general working capital. Allocations among the uses will depend on the success of sales of manufactured inventory.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Marketing	$935	$100,000
Lease, Utilities & Overhead	$2,336	$250,000
Inventory	$1,869	$200,000
Product Development	$467	$50,000
Interest	$935	$100,000
Staff Payroll	$1,869	$200,000
Management Payroll	$1,099	$117,570
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Atmospheric Water Solutions, LLC must agree that a transfer agent, which keeps records of our outstanding Class A Member Unit (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Member Unit	10,073,104	8,972,198	Yes	
Class B Member Unit	0	0	No	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The rights of currently outstanding securities will not limit or qualify the rights of the securities we will offer on Netcapital. However, such rights may be diluted by subsequent offerings.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Each Class A Member Unit and Class B Member Unit shall have the same distribution and other rights with respect to each Unit. Class B Members shall have no voting rights, except in certain instances as expressly referenced in the the Company's limited liability company operating agreement. The Company has granted the Securities sold in this offering with a perpetual waiver from the transfer restrictions contained in Article VIII of the limited liability company operating agreement.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common units will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	AWS Holdings LLC
Amount Outstanding:	$4,476,769
Interest Rate:	15.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
Creditor(s):	PayPal Loan
Amount Outstanding:	$47,669
Interest Rate:	24.6%
Maturity Date:	Payable On Demand

Other Material Terms:

Creditor(s):	Mona Holtz
Amount Outstanding:	$146,076
Interest Rate:	8.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has Atmospheric Water Solutions, LLC conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
AWS Holdings LLC	Holding Company	Loan	$4,476,769

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    We currently have negligible cash or liquid assets on hand. After we receive some of the proceeds of this offering and purchase inventory, we believe that we will be able to cover overhead through sales and become profitable within the next two years. Net sales amounted to $223,134 for the year ended December 31, 2019, as compared to $284,514 for the year ended December 31, 2018. While our recent year-over-year sales have not increased, we anticipate an acceleration in the sales cycle once we are able to raise capital to acquire inventory. Our operating expenses for the year ended December 31, 2019, amounted to $633,875 as compared to operating expenses of $1,019,973 for the year ended December 31, 2018. The reduction in operating expenses was primarily achieved by reducing payroll expenses. For the year ended December 31, 2019, payroll expenses decreased by $558,677, or 77%, to $168,186, from $726,863 for the year ended December 31, 2018. We intend to use the proceeds of this raise to generate gross margin through the acquisition of inventory and the development of new products. We also intend to use proceeds to market our products, which our resources have not permitted to this point. With proceeds of up to $1.07 million in this offering, we believe that we will have the foundation to raise an additional $2 million and $5 million of venture capital needed to reach full potential. Of course, as with everything in business and in life, things are subject to change and to unforeseen circumstances. We have seen many challenges related to COVID-19 and otherwise. As a result, whether or not we raise the capital requested in this offering, there is a substantial risk that this company will be unable to remain a going concern. We attempted to be as conservative as possible when generating our revenue projections. However, our projections may not come to fruition to any significant extent resulting in the company not being able to cover overhead and the company may have to discontinue operations. As always, we recommend not investing funds that you cannot afford to lose. That notwithstanding, management of the company has faith in our product and in our business plan and each of us has personally invested substantially in the company.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Atmospheric Water Solutions, LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

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The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.MakeWaterNow.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.